HERE TODAY BREWING, LLC
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO A CONCURRENT OFFERING UNDER: (a) SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED; AND (b) RULE 506(c) OF REGULATION D OF THE SECURITIES ACT, AS AMENDED. THE SECURITIES REFERRED TO IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE. THERE IS NO OBLIGATION OF THE ISSUER TO REGISTER THE SECURITIES UNDER THE SECURITIES ACT.

1. **Background.** The undersigned ("Investor") understands that Here Today Brewing, LLC, a Washington limited liability company (the "Company"), is conducting a concurrent offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding as promulgated thereunder, as well as to those who are "accredited investors" (as that term is defined in Section 501 of Regulation D under the Securities Act). This Offering is made pursuant to the Form C as it may be amended, filed by the Company with the SEC (the "Form C"), and the Offering Statement, which is included therein (the "Offering Statement"). This Subscription Agreement (the "Agreement"), the Form C, and the Offering Statement (collectively the "Disclosure Materials") defines the terms and conditions for the Investor to participate in the Offering. The Company is offering to both accredited and non-accredited investors up to $1,200,000.00 of Class B Membership Units at a price of $500.00 per Unit (each a "Unit" and collectively the "Units," the applicable purchase price paid by the Investor being the "Purchase Price") at a minimum purchase of one Unit for $500.00. The Units have the relative rights, preferences, privileges, and priorities specified in the First Amended and Restated Operating Agreement (the "Operating Agreement") of the Company, a copy of which has been provided to Investor as part of the Disclosure Materials and receipt of which is hereby acknowledged. The minimum amount or target amount to be raised in the Offering is $734,000.00 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,200,000.00 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will see Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder Crowdfunding Portal (the "Portal"). All Investors will be required to execute a Custodial and Voting Agreement ("Voting Agreement") by and among the Portal, XX Investments, LLC, a Delaware Limited Liability Company ("Custodian), and Investor in conjunction with this investment.

The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding

portal and is funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of 7.5% of gross monies raised in the Offering. Investors should carefully review the Disclosure Materials, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms and conditions set forth in this Agreement and Disclosure Materials, the Investor hereby subscribes to purchase the number of Units indicated in the Portal (and consistent with this Agreement). Investor shall pay the aggregate Purchase Price in the manner described in the Disclosure Materials and as described in the directions of the Portal, and through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No Investor may subscribe for a Unit in the Offering after the Offering has expired as specified in the Disclosure Materials or on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Subject to this Section 3(b) below, the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal at least 21 business days after the Offering Deadline (the "Closing Date").

(b) The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 8 hereof and of the Investor contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

This subscription shall be irrevocable except as provided in Section 5 below. The Investor hereby agrees to transfer or otherwise deliver funds to the Company as provided herein.

4. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Acceptance of Subscription. It is understood and agreed that this Subscription Agreement and the subscription set forth herein are made subject to the following terms and conditions:

(a) The Company shall have the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement has been executed by the Company.

(b) Subscriptions need not be accepted in the order received, and Units may be allocated in the event the offering is over-subscribed.

(c) If this subscription is accepted by the Company, the Investor agrees to execute all documents necessary to effectuate the Closing.

6. Representations and Warranties of the Investor.

6.1 Representations and Warranties Applicable to All Investors**.** Each Investor hereby represents and warrants to the Company and the Company's agents as follows:

(a) The Investor acknowledges receipt of the Company's Operating Agreement (as it may be amended from time to time, and hereinafter the "Operating Agreement"), and agrees to be bound by its terms.

(b) The Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(c) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount of type of gain or other consideration will be realized because of the purchase of the Units.

(d) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Disclosure Materials or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Investor's authority or suitability to invest in the Units.

(e) The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Disclosure Materials. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(f) The Investor understands that, unless the Investor notifies the Company in writing to

the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as the Closing, taking into account all information received by the Investor.

(g) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor.

(h) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(i) The Investor has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(j) The Investor confirms that the Company has not: (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units; or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Investor.

(m) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment considering its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and has authority to invest in the Units.

(n) The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representation and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.2 Representations and Warranties Applicable to Investors Investing Under Regulation CF. In addition to the representations and warranties contained in Section 6.1 above, each Investor participating in the Offering under Regulation Crowdfunding ("Regulation CF") also makes the following representations and warranties to the Company and the Company's agents:

(a) Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF;

(b) The Investor has received and reviewed a copy of the Form C and all accompanying Disclosure Materials. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Disclosure Materials to make the decision to purchase the Units.

(c) The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and the Securities Act, and the rules of the SEC provide in substance that the Investor may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation CF, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

(d) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer, or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except in accordance with Section 227.501 of Regulation CF.

7. **Risk Factors.** The Investor acknowledges the following risks of investment:

(a) THE INVESTOR IS AWARE AND UNDERSTANDS THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THEDISCLOSURE MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

(b) The Investor acknowledges that: (i) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (ii) the tax effects which may be expected by this investment are not susceptible to absolute predictions, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (iii) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(c) No assurance can be given that the Investor will realize a substantial return on

investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read the Disclosure Materials and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

(d) The Company relies heavily on key personnel. The Company's success depends substantially on the efforts of its management. The Company does not have an established plan to replace these persons in the case of death or disability, although the risk is mitigated to some extent by the skills and experiences of its management, including but not limited to the members of the Company's Managers. The Company's success also depends on the ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the Company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the Company's business and financial condition.

(e) Control of the Company and all of its operations are, and will remain, solely with its Managers and Class A Members. Investors must rely upon the judgment and skills of such persons. Purchasers of the Units will have no vote and no control over the management and affairs of the Company.

(f) The Company may need to raise additional capital. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this Offering or in any subsequent offerings. It is possible that the Company will need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Company or its members, or at all.

(g) The Company is not required to pay cash distributions to any member. The Company is not required to, and there is no guarantee that the Company will, pay cash distributions on the Units in any year or at all. The Investor could be required to hold their investment indefinitely without receiving any cash distributions.

(h) Investors have limited opportunities for exit. It is unlikely that there will ever be substantial secondary market trading in the Company's Units, and Investor's ability to sell their shares are further limited by significant transfer restrictions under applicable securities laws and the terms of these Disclosure Materials, the Company's Operating Agreement, or other Company documents. As a result, Investors may be required to hold their Units indefinitely, with little or no ability to resell their shares or otherwise recover their investment amount.

(i) The Offering price of the Units is arbitrary. The Offering price of $500 per Unit bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

(j) The Company may revise the use of proceeds of this Offering. The Disclosure Materials describe the Company's current intentions regarding use of proceeds of this Offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgment of its management, and in accordance with its Operating Agreement. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

(k) The Company's legal counsel has not conducted any due diligence with respect to the Offering. The Company has engaged North x Northwest Law Group, PLLC ("NxNW") to assist the Company in determining legal requirements related to this Offering, preparing and/or reviewing these Disclosure Materials, and obtaining required approvals under applicable securities laws. However, NxNW has not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. NxNW does not represent Investors with respect to this Offering, and Investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

(l) Unfavorable weather, earthquakes, other natural disasters as well as health matters, including pandemics, could impact the Company's success. Such disaster could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

8. Representations and Warranties of the Company. The Investor understands that upon issuance to the Investor of any Units, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a Washington limited liability company and has all requisite legal power and authority to conduct business and to issue and sell the Units to the Investor pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by an investor.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of formation or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9. <u>Non-Voting Units; Grant of Proxy</u>. The Investor acknowledges that the Units being acquired do not have voting rights except as may be required by law and that major actions may be taken without the vote of the holders of the Units. The Investor, and any successors or assigns of the Investor (to the fullest extent permitted by applicable law) appoints the Custodian as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Investor is entitled to do so), if any, with respect to all of the Units of the Company that now are or hereafter may be beneficially owned by Investor, and any and all other Units or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Units") in accordance with the terms of this Section. The Proxy Units beneficially owned by Investor as of the date hereof constitute the Units being acquired under this Agreement. Upon Investor's execution of this Agreement, any and all prior proxies (other than the proxy granted int his Section) given by Investor with respect to the Proxy Units are hereby revoked and Investor agrees not to grant any subsequent proxies with respect to the Proxy Units or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Units are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy and is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Units, and to exercise all voting and other rights of Grantor with respect to the Proxy Units (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Operating Agreement or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Investor and any obligation of Investor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Investor. The proxy granted in this Section is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Investor and the proxy.

10. <u>Power of Attorney</u>.

(a) By executing this Agreement, the Investor grants to the Company a special power of attorney, making, constituting and appointing the Company as the undersigned's attorney-in-fact, with power and authority to act in the Investor's name and on the Investor's behalf to execute, acknowledge and file, and to swear to the execution, acknowledgement and filing of, documents which shall be delivered to the Company setting forth instructions as to the delivery of the Investor's purchase commitment as otherwise provided herein and the Company shall be entitled to rely on such instructions as fully set forth herein.

(b) The special power of attorney hereby granted by the Investor;

(i) Is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or legal incapacity of the Investor;

(ii) May be exercised by the Company signing for the Investor individually or for all investors executing any particular instrument; and

(iii) Shall survive an assignment by the Investor of his Units.

(c) A copy of this Agreement has been delivered to the Company, along with the purchase commitment and the escrow agent shall be entitled to rely on any instructions delivered to it by the Company as attorney-in-fact for the Investor which reference this Agreement and the particular terms herein upon which such instructions have been given.

(d) To the extent the above-referenced power of attorney is inconsistent with the Voting Agreement, the terms of the Voting Agreement shall prevail.

11. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Units from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"). Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

For the purpose of this Section 11:

(a) "Change of Control" means (i) a transaction or series of related transactions in which an "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transactions or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; *provided, however*, a Change of Control does not include a reorganization to change the Company's domicile.

(b) "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

12. Indemnification. The Investor acknowledges that he understands the meaning and legal consequences of the representations and warranties made by the Investor set forth herein and that the Company will rely upon such representations, warranties and covenants. Therefore, the Investor hereby agrees to indemnify and hold harmless the Company and its managers, members, officers, directors, partners, controlling persons, subsidiaries, affiliates, legal counsel and agents from and against any and all loss, claim, damage, liability, or expense, and any action

in respect thereof, joint or several, to which any such person may become subject, due to or arising out of a breach of any such representation, warranty or covenant made by the Investor, together with all reasonable costs and expenses (including attorney's fees) incurred by any such person in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters so indemnified against. Notwithstanding the foregoing, however, no representation, warranty, acknowledgement or agreement contained herein by the Investor shall in any manner be deemed to constitute a waiver of any rights granted to him under federal or state securities law.

13. Notices. Any notice or other document required or permitted to be delivered hereunder shall be given in writing and shall be deemed effective upon personal delivery or receipt, or three (3) days after deposit in the United States mail or with Federal Express, addressed to the party at its address set forth in the Form C or such other place as the Investor or the Company may designate in writing.

14. Survival. All representations and warranties contained herein shall survive: (i) the acceptance of this Offering and the Closing, (ii) changes in the transactions, and (iii) the death or disability of the Investor.

15. Amendments. This Agreement and the provisions contained herein may be amended, waived, discharged or terminated only by the written consent of the Investor and the Company.

16. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be governed by and construed in accordance with the laws of the State of Washington without regard to the principles of conflicts of law.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable. This Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by it severance from this Agreement.

19. Headings. The headings in this Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Agreement or of any part hereof.

20. References. All references to the masculine shall include the feminine and the neuter, as shall be appropriate.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. **<u>Electronic Execution and Delivery</u>.** A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[signatures to appear on the following page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Here Today Brewing, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited